 Exhibit (a)(1)(G)
Supplement Dated August 27, 2019
to the Offer to Purchase for Cash Dated August 5, 2019
by
UNIVERSAL LOGISTICS HOLDINGS, INC.

Universal Logistics Holdings, Inc. Has Amended its Offer to Purchase and Is Now
Offering to Purchase up to 600,000 Shares of its Common Stock
at a Purchase Price Not Greater Than $24.00 nor Less Than $21.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., EASTERN TIME, ON SEPTEMBER 13, 2019,
UNLESS THE OFFER IS EXTENDED.

On August 5, 2019, Universal Logistics Holdings, Inc., a Michigan corporation (the “Company,” ‘‘we’’ or ‘‘us’’), distributed documentation relating to the Company’s offer to purchase up to 300,000 shares of its common stock, no par value (the ‘‘common stock’’), at a price not greater than $24.00 nor less than $21.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 5, 2019 and amended on August 9, 2019 (the “Original Offer to Purchase”), and the related Letter of Transmittal. By this Supplement to the Offer to Purchase, dated August 27, 2019 (the “Supplement,” and together with the Original Offer to Purchase, the “Offer to Purchase”), we are amending and supplementing the Original Offer to Purchase. The Offer to Purchase and the Letter of Transmittal, each as may be further amended or supplemented from time to time, and the terms and conditions described therein collectively constitute the “Offer.”
The Offer was originally scheduled to expire at 5:00 p.m., Eastern Time, on September 3, 2019. We have extended the expiration of the Offer (the “Expiration Time”) to 5:00 p.m., Eastern Time, on September 13, 2019. We have also increased the Offer to up to 600,000 shares of common stock. We have not changed the prices at which shareholders may tender their shares in the Offer.
In connection with the amendment and extension, the Chairman of our Board of Directors, Mr. Matthew T. Moroun, and his father, Mr. Manuel J. Moroun, who is also a director, have advised us that, although no final decision has been made, they may tender up to an aggregate of 600,000 shares that they beneficially own in the Offer, including shares held by Mr. Matthew T. Moroun individually and shares held by trusts controlled by Mr. Matthew T. Moroun or Mr. Manuel J. Moroun. Messrs. Matthew T. Moroun and Manuel J. Moroun and the trusts controlled by them are sometimes collectively referred to in this Offer as the “Moroun Family.” The Moroun Family collectively and beneficially owns approximately 70.7% of our issued and outstanding shares. See Section 10. In addition, in connection with the amendment and extension, Mr. H. E. “Scott” Wolfe, a director, has advised us that, although no final decision has been made, he may tender up to an additional 10,000 shares that he beneficially owns, for a total of up to 15,000 shares, in the Offer.
SHAREHOLDERS THAT HAVE PREVIOUSLY TENDERED SHARES AND DO NOT WISH TO WITHDRAW THE TENDER OF THOSE SHARES OR TENDER ADDITIONAL SHARES DO NOT NEED TO TAKE ANY FURTHER ACTION IN RESPONSE TO THIS SUPPLEMENT. SHAREHOLDERS THAT WISH TO TENDER SHARES IN THE OFFER SHOULD FOLLOW THE PROCEDURES FOR TENDERING SHARES SET FORTH IN THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL. SHAREHOLDERS OF RECORD MAY USE THE ORIGINAL LETTER OF TRANSMITTAL PREVIOUSLY MAILED TO SHAREHOLDERS OF RECORD AS OF AUGUST 5, 2019.

Subject to certain limitations and legal requirements, we reserve the right to accept for payment, according to the terms and conditions of the Offer, up to an additional 2% of our outstanding shares (or approximately 567,677 additional shares) for a total of approximately 1,167,677 shares. See Sections 1 and 14.
Questions and requests for assistance may be directed to Georgeson LLC, the Information Agent for the Offer, at its address and telephone number set forth on the back cover of this Supplement. Requests for additional copies of the Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery or other Offer materials may be directed to the Information Agent.
August 27, 2019

The following information amends and supplements the information contained in the Original Offer to Purchase:
1.
Summary Term Sheet

The Summary Term Sheet in the Original Offer to Purchase is hereby amended and supplemented as follows:
What is the Company offering to purchase?
We are offering to purchase up to 600,000 shares of our common stock, no par value. See Section 1.
What will the purchase price for the shares be and what will be the form of payment?
We are conducting the Offer through a procedure commonly called a modified “Dutch Auction.”
This procedure allows you to select the price (in multiples of  $0.50) within a price range specified by us at which you are willing to sell your shares.
The price range for the Offer is $21.00 to $24.00 per share. After the Offer expires, we will look at the prices chosen by shareholders for all of the shares properly tendered. We will then select the lowest purchase price (in multiples of  $0.50) that will allow us to buy 600,000 shares. If fewer than 600,000 shares are properly tendered, subject to the conditions of the Offer, we will select the price that will allow us to buy all the shares that are properly tendered and not properly withdrawn.
All shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any shares above the purchase price we determine.
If your shares are purchased in the Offer, we will pay you the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the Offer expires. See Sections 1 and 5. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.
What happens if fewer than 600,000 shares are tendered at or below the purchase price?
The Offer is not conditioned on any minimum number of shares being tendered. If fewer than 600,000 shares are properly tendered, subject to the conditions of the Offer, we will purchase all shares that are properly tendered and not properly withdrawn.
What happens if more than 600,000 shares are tendered at or below the purchase price?
Subject to certain limitations and legal requirements, we reserve the right to accept for payment, according to the terms and conditions of this Offer, up to an additional 2% of our outstanding shares (or approximately 567,677 additional shares). Thus, if this right is exercised, we may purchase up to approximately 1,167,677 shares in the Offer. In exercising this right, we may increase the purchase price to allow us to purchase all such additional shares.
If more than 600,000 shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Time, we will purchase shares, subject to the terms of the Offer, from all shareholders who properly tender shares at or below the purchase price we determine, on a pro rata basis. If we do not exercise our right to accept a greater number for purchase, we will purchase 600,000 shares, on a pro rata basis, from among all shares tendered at or below the purchase price we determine. If we exercise our right to accept for purchase more than 600,000 shares, we will purchase such larger number of shares (up to a maximum of approximately 1,167,677 shares), on a pro rata basis, from among all shares tendered at or below the purchase price we determine. Because of the proration provision described above, we may not purchase all of the shares that you tender even if you tender them at or below the purchase price. See Section 1.
How can I maximize the chance that my shares will be purchased?
If you wish to maximize the chance that your shares will be purchased, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Offer”

indicating that you will accept the purchase price we determine. If you agree to accept the purchase price determined in the Offer, your shares will be deemed to be tendered at the minimum price of  $21.00 per share.
You may tender all or any portion of the shares you own, even if the number of shares you own exceeds the number of shares we may accept for purchase in the Offer. If more than 600,000 shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Time, we will purchase shares, subject to the terms of the Offer, from all shareholders who properly tender shares at or below the purchase price we determine, on a pro rata basis. Therefore, if you wish to maximize the number of your shares accepted for payment, you should tender as many shares as you own and are willing to sell.
How will the Company pay for the shares?
Assuming that the maximum of 600,000 shares are tendered in the Offer at the maximum purchase price of  $24.00 per share, the aggregate purchase price will be approximately $14.4 million. Assuming that an additional amount of shares above the maximum of 600,000 shares are tendered in the Offer at the maximum purchase price of  $24.00 per share and we exercise our right to purchase an additional number of shares up to 2% of our outstanding shares (or approximately 567,677 additional shares), the aggregate purchase price will be approximately $28.0 million. We anticipate that we will pay for the shares tendered in the Offer from our available cash and cash equivalents and from funds borrowed under our revolving credit facility.
How long do I have to tender my shares; can the Offer be extended, amended or terminated?
You may tender your shares until the Offer expires. The Offer will expire at 5:00 p.m., Eastern Time, on September 13, 2019, unless we extend it. See Section 1. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s deadline.
We may choose to extend the Offer at any time and for any reason, subject to applicable laws. See Section 14. We cannot assure you that we will extend the Offer or indicate the length of any extension that we may provide. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. We can amend the Offer in our sole discretion at any time prior to the Expiration Time (as defined herein). We can also terminate the Offer prior to the Expiration Time if the conditions set forth in Section 6 are not met. See Sections 6 and 14.
How do I tender my shares?
If you want to tender all or part of your shares, you must do one of the following before 5:00 p.m., Eastern Time, on September 13, 2019, or any later time and date to which the Offer may be extended:
•
If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your shares for you.

•
If you hold certificates in your own name, you must complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the Depositary for the Offer.

•
If you are an institution participating in the book-entry transfer facility (as defined in this Offer), you must tender your shares according to the procedure for book-entry transfer described in Section 3.

•
If you are unable to deliver the certificates for the shares or the other required documents to the Depositary or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure outlined in Section 3.

You may contact the Information Agent for assistance. The contact information for the Information Agent appears on the back cover of this Offer to Purchase. See Section 3 and the Instructions to the Letter of Transmittal.
How do holders of vested stock options participate in the Offer?
The Company will not purchase unexercised options. If you hold vested but unexercised options to purchase shares, you may choose to exercise such options in accordance with the terms of the applicable stock option plan or plans and tender the shares received upon such exercise in accordance with the Offer. Please keep in mind that an election to exercise your Company stock options is irrevocable, which means that if the shares resulting from your exercise are not purchased in the Offer for any reason, as discussed in Section 3 hereof, you will continue to hold such shares and you will not be given an opportunity to unwind your exercise.
If you wish to sell shares issuable pursuant to unexercised options, you must:
(1)
Exercise your vested options by submitting a written exercise notice to the Company’s stock administrator (and pay the applicable exercise price to the Company and pay any taxes that must be withheld as a result of the exercise) before 5:00 p.m., Eastern Time, on September 11, 2019 (the “Exercise Deadline”), and

(2)
Submit your election to participate in the Offer prior to the Expiration Time.

If you want to elect to sell shares in the Offer that were issuable upon exercise of a Company stock option and for any reason (a) you fail to properly or timely complete and submit your option exercise notice, and/or (b) you fail to pay the applicable exercise price for any option you are exercising (including any necessary tax amounts), in either case, before the Exercise Deadline, then you will not be eligible to sell shares subject to such option in the Offer.
In addition, holders of vested but unexercised options should evaluate the Offer carefully to determine if participation would be advantageous to them, based on their stock option exercise prices, the date of their stock option grants and the years left to exercise their options, the range of tender prices, the tax consequences of choosing to exercise any options, and the provisions for pro rata purchases by the Company described in Section 1. We strongly encourage holders of vested stock options to discuss the Offer with their tax advisor, broker and/or financial advisor. Holders of unvested stock options, unvested stock awards or other restricted equity interests may not tender such shares or shares represented by such interests.
Once I have tendered shares in the Offer, can I withdraw my tender?
Yes. You may withdraw any shares you have tendered at any time before 5:00 p.m., Eastern Time, on September 13, 2019, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 5:00 p.m., Eastern Time, on September 30, 2019. See Section 4.
Do the directors or executive officers of the Company intend to tender their shares in the Offer?
Our directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. The Moroun Family has advised us that, although no final decision has been made, they may tender up to an aggregate of 600,000 shares that they collectively and beneficially own in the Offer. The Moroun Family collectively and beneficially owns approximately 70.7% of our issued and outstanding shares. In addition, our Chief Financial Officer, Mr. Jude Beres, has advised us that, although no final decision has been made, he may tender up to 10,000 shares that he beneficially owns in the Offer, and Mr. H. E. “Scott” Wolfe, a director, has advised us that, although no final decision has been made, he may tender up to 15,000 shares that he beneficially owns in the Offer. Our other directors and executive officers have advised us, however, that they do not intend to tender any of their shares in the Offer. As a result, the proportional holdings of our directors and executive officers who do not participate in the Offer will increase following the consummation of the Offer. After termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our shareholders in the Offer. See Section 10.
If the Moroun Family and Messrs. Beres and Wolfe properly tender all of the shares which they have indicated they may tender in this Offer and we do not exercise our right to increase the number of shares accepted for payment by up to an additional 2% of our outstanding shares (or approximately 567,677 additional shares), the Offer will be oversubscribed. In such event, the price(s) at which the Moroun Family and Messrs. Beres and Wolfe tender their shares could determine the price at which all of the shares accepted for payment are purchased. Additionally, if the Offer is oversubscribed, we will purchase shares on a pro rata basis from all shareholders who properly tender shares at or below the purchase price we determine. See Section 1. Therefore, if you wish to maximize the chance that your shares will be purchased and wish to maximize the number of your shares accepted for payment, you should tender as many shares as you own and are willing to sell in the Offer and select the purchase price option “Shares Tendered at Price Determined Under the Offer” indicating that you will accept the purchase price we determine.
Can the tender offer be further extended, amended or terminated, and under what circumstances?
Yes. We can further extend or amend the tender offer in our sole discretion. If we further extend the tender offer, we will delay the acceptance of any shares that have been tendered. We can terminate the tender offer under certain circumstances. See Sections 6 and 14.
Why did the Company increase the Offer and extend the expiration date?
The Company amended the terms of the Offer to return additional capital to shareholders that seek liquidity under current market conditions while, at the same time, allowing shareholders who do not participate in the tender offer to share in a higher portion of our future potential. The Company extended the Offer to comply with applicable laws and to ensure that shareholders have sufficient time to consider the Offer on its new terms and tender shares if they so choose.
What is the recent market price of my shares?
On August 26, 2019, the reported closing price of the shares quoted on NASDAQ was $19.48 per share. You are urged to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender your shares. See Section 7.
If I previously tendered my shares using the Letter of Transmittal distributed with the Original Offer to Purchase, is my tender still effective?
Yes. All shares of the Company’s common stock previously validly tendered in accordance with the terms of this Offer will remain validly tendered through the expiration of the Offer, unless withdrawn prior to the Expiration Time. You may withdraw any shares you have tendered at any time before 5:00 p.m., Eastern Time, on September 13, 2019, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 5:00 p.m., Eastern Time, on September 30, 2019. See Section 4.
If I previously tendered a portion of my shares and I wish to tender additional shares, what do I need to do?
If you have previously tendered a portion of your shares of common stock and you wish to tender additional shares in the Offer, you should follow the instructions set forth above under “How do I tender my shares?” to tender such additional shares. You do not need to withdraw or retender any previously tendered shares unless you wish to change the price at which they are tendered. Requests for additional copies of the Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery or other Offer materials may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Supplement.

If I tender my shares, will I receive the cash dividend payable on October 1, 2019?
On July 25, 2019, the Company announced that its Board of Directors declared a third quarter cash dividend of  $0.105 per share of the Company’s common stock payable on October 1, 2019 to shareholders of record on September 2, 2019. If you are a shareholder of record on September 2, 2019, you will be entitled to receive the dividend payable on October 1, 2019 for each share of the Company’s common stock that you hold as of September 2, 2019, even if you tender some or all of your shares in the Offer, regardless of when such shares are tendered or whether such shares are accepted for purchase by the Company. The dividend payments will be made separately from payments for shares purchased in the Offer.
2.
Section 7

Section 7 of the Original Offer to Purchase is amended and restated as follows:
Our shares are traded on the Nasdaq Global Select Market under the symbol “ULH.” The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported by NASDAQ, based on published financial sources.
Fiscal Year Ended December 31, 2017	High	Low
First Quarter	$16.50	$12.51
Second Quarter	15.95	11.65
Third Quarter	20.70	14.05
Fourth Quarter	24.65	20.10
Fiscal Year Ended December 31, 2018	High	Low
First Quarter	$25.65	$20.60
Second Quarter	28.15	20.38
Third Quarter	37.68	25.95
Fourth Quarter	37.45	17.40
Fiscal Year Ending December 31, 2019	High	Low
First Quarter	$23.75	$17.57
Second Quarter	25.15	17.86
Third Quarter (through August 26, 2019)	23.02	18.78
On August 26, 2019, the reported closing price of the shares quoted on NASDAQ was $19.48 per share. We urge shareholders to obtain a current market price for the shares before deciding whether and at what purchase price or purchase prices to tender their shares.
3.
Section 8

Section 8 of the Original Offer to Purchase is amended and restated as follows:
Assuming that 600,000 shares are purchased in the Offer at the maximum purchase price of  $24.00 per share, the aggregate purchase price will be approximately $14.4 million. Assuming that an additional amount of shares above the maximum of 600,000 shares are tendered in the Offer at the maximum purchase price of  $24.00 per share and we exercise in full our right to purchase an additional number of shares up to 2% (approximately 567,677 shares) of our outstanding shares, the aggregate purchase price will be approximately $28.0 million. We anticipate that we will pay for the shares tendered in the Offer, as well as paying related fees and expenses, from our cash, cash equivalents and short-term investments and from funds borrowed under our existing line of credit.
In November 2018, the applicable borrowing subsidiaries of the Company entered into a Credit and Security Agreement with KeyBank National Association, as lender and administrative agent (the “Credit Facility”). Our secured Credit Facility provides for maximum borrowings of  $350 million in the form of a $150 million term loan and a $200 million revolver at a variable rate of interest based on LIBOR or a base rate and matures on November 26, 2023. The collateral securing the Credit Facility consists of cash, deposits, accounts receivable, and selected other assets of the applicable borrowers. The Credit Facility includes customary affirmative and negative covenants and events of default, certain financial covenants requiring minimum fixed charge coverage and leverage ratios, and customary mandatory prepayments provisions. The Credit Facility also includes an accordion feature that allows us to increase availability by up to $100 million upon our request. At June 29, 2019, we complied with all covenants under the Credit Facility, and $147.0 million was available for borrowing. We plan to repay any amounts borrowed under the Credit Facility to purchase shares in this Offer through cash received from our operations in the ordinary course of business, and we may voluntarily repay outstanding loans under the Credit Facility at any time.
The Credit Facility may in certain circumstances limit our ability to pay dividends. We may declare and pay dividends so long as no event of default exists and, after giving pro forma effect to payment of the dividend, our fixed charge coverage ratio is at least 1:1. At June 29, 2019, we complied with the fixed charge coverage ratio financial covenant.
We will utilize a portion of our existing cash in connection with the Offer and, as a result, may have reduced liquidity. However, we believe that, after the Offer is completed, our then-available cash, cash equivalents and short-term investments, cash flow from operations and access to capital will continue to provide us with adequate financial resources to meet our working capital requirements and to fund capital expenditures as well as to engage in strategic activities. This Offer is not subject to any financing condition.
4.
Section 10

The information in Section 10 of the Original Offer to Purchase above the caption “Stock Incentive Plan” is amended and restated as follows:
As of August 2, 2019, we had 28,383,827 issued and outstanding shares. The 600,000 shares we are offering to purchase under the Offer represent approximately 2.1% of the total number of issued and outstanding shares as of August 2, 2019.
Matthew T. Moroun is the Chairman of our Board of Directors, and his father, Mr. Manuel J. Moroun, is also a director. As of August 2, 2019, the Moroun Family beneficially and collectively owns 20,058,772 shares, or approximately 70.7% of the total number of our issued and outstanding shares, and our directors and executive officers as a group, including Messrs. Matthew T. and Manuel J. Moroun (11 persons), beneficially own an aggregate of 20,161,772 shares, or approximately 71.0% of our total issued and outstanding shares. The Moroun Family has advised us that, although no final decision has been made, they may tender up to a total of 600,000 shares that they collectively and beneficially own in the Offer. In addition, our Chief Financial Officer, Mr. Jude Beres, has advised us that, although no final decision has been made, he may tender up to 10,000 shares that he beneficially owns in the Offer, and Mr. H. E. “Scott” Wolfe, a director, has advised us that, although no final decision has been made, he may tender up to 15,000 shares that he beneficially owns in the Offer. Our other directors and executive officers, however, have advised us that they do not intend to tender any of their shares in the Offer.
As a result, if no shares are tendered by the Moroun Family, Mr. Beres or Mr. Wolfe, the Moroun Family’s proportional holdings will increase to approximately 72.2%, and the proportional holdings of our directors and executive officers as a group will increase to approximately 72.6% of the total number of our issued and outstanding shares as of August 2, 2019, assuming that we purchase 600,000 shares in the Offer. If the Moroun Family tenders an aggregate of 600,000 shares, we receive no other tenders and we purchase 600,000 shares in the Offer, the Moroun Family’s proportional holdings will decrease to approximately 70.0% and the proportional holdings of our directors and executive officers as a group will decrease to approximately 70.4% of the total number of issued and outstanding shares as of August 2, 2019.
After termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our shareholders in the Offer.
As of August 2, 2019, T. Rowe Price Associates, Inc. is the only person or organization, other than the Moroun Family, known to us to hold more than 5% of our common stock, beneficially owning shares which in the aggregate represent approximately 5.6% of the total number of issued and outstanding shares.

We have no information as to whether this entity will participate in the Offer. Assuming we purchase 600,000 shares in the Offer, and that this entity does not tender any shares in the Offer, the aggregate percentage beneficial ownership of the entity would be approximately 5.7%.
The table below provides the aggregate number and percentage of shares of our common stock that are beneficially owned as of August 2, 2019, by each person or organization known to us that beneficially owns more than 5% of our outstanding shares, each of our current directors and named executive officers, and our directors and named executive officers as a group. The percentage beneficial ownership of each such beneficial owner as of August 2, 2019, after giving effect to the Offer, appears in the last column of the table, assuming we purchase 600,000 shares in the Offer and the person listed does not tender any shares in the Offer. Unless otherwise indicated, the address of each shareholder, director, or officer listed in the table below is c/o Universal Logistics Holdings, Inc., 12755 E. Nine Mile Road, Warren, Michigan 48089.
[Table follows on next page.]

	Prior to the Offer		After the Offer
Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Percent of Class(2)	Percent of Class(2)(3)
5% Shareholders:
T. Rowe Price Associates, Inc.(4)	1,575,598	5.55%	5.67%
Directors and Named Executive Officers:
Matthew T. Moroun(5)(6)(7)	16,031,215	56.48%	57.70%
Manuel J. Moroun(5)(6)(8)	4,027,557	14.19%	14.50%
Grant E. Belanger	—	—	—
Jude M. Beres(9)	20,000	*	*
Frederick P. Calderone	—	—	—
Daniel J. Deane	—	—	—
Clarence W. Gooden	—	—	—
Michael A. Regan	—	—	—
Jeff Rogers(9)	53,000	*	*
Richard P. Urban	5,000	*	*
H. E. “Scott” Wolfe	25,000	*	*
Directors and named executive officers as a group (11 persons)	20,161,772	71.00%	72.57%

*
Denotes less than one percent.

(1)
The number of shares beneficially owned includes any shares over which the person has sole or shared voting power or investment power and also any shares that the person can acquire within 60 days of August 2, 2019, through the exercise of any stock option or other right. Unless otherwise indicated, each person has or shares with his spouse sole investment and voting power over the shares set forth in the table.

(2)
The percentages shown are based on our total outstanding shares as of August 2, 2019, plus the number of shares that the named person or group has the right to acquire within 60 days of August 2, 2019. For purposes of computing the percentage of outstanding shares of common stock held by each person or group, any shares the person or group has the right to acquire within 60 days of August 2, 2019 are deemed to be outstanding with respect to such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

(3)
Assumes that 600,000 shares are purchased in the Offer and no shares are tendered by the listed person or group. If the Moroun Family tenders an aggregate of 600,000 shares and we receive no other tenders, the percentage of our total outstanding shares beneficially owned after the Offer by the Moroun Family and by our directors and executive officers as a group would be approximately 70.0% and 70.4%, respectively, assuming that we purchase a total of 600,000 shares in the Offer.

(4)
Based upon information set forth in a Schedule 13G/A dated February 14, 2019 filed by T. Rowe Price Associates, Inc. (“TRPA”) and T. Rowe Price Small-Cap Value Fund, Inc. (“TRPSVF”), which indicates that as of December 31, 2018, TRPA and TRPSVF had sole voting power with respect to 459,232 shares and 1,116,366 shares, respectively. TRPA had sole dispositive power with respect to 1,575,598 shares. TRPSVF had no sole dispositive power, and TRPA and TRPSVF each had no shared voting power and no shared dispositive power with respect to the reported shares. The address of TRPA and TRPSVF is 100 E. Pratt Street, Baltimore, Maryland 21202. We make no representation as to the accuracy or completeness of the information reported.

(5)
Matthew T. Moroun is the son of Manuel J. Moroun. The Morouns have agreed to vote their shares as a group, and each person disclaims beneficial ownership of the shares owned by the other person.

(6)
Includes 2,500,000 shares pledged as security.

(7)
Includes 2,000,000 shares held by the Nora M. Moroun 2019 Annuity Trust dated April 25, 2019, of which Matthew T. Moroun is the trustee and a beneficiary. Voting and investment power over this trust is exercised by Matthew T. Moroun, as trustee.

(8)
Consists of shares held by the Manuel J. Moroun Revocable Trust U/A/D 3/24/77, as amended and restated on December 22, 2004. Voting and investment power over this trust is exercised by Manuel J. Moroun, as trustee.

(9)
Reflects vested and non-vested shares granted to such named executive officer as restricted stock awards by the Company.

5.
General Amendments

All references in the Original Offer to Purchase to the Company’s offer to purchase up to 300,000 shares of common stock shall now mean up to 600,000 shares. All references in the Original Offer to Purchase to the maximum number of shares that the Company may purchase in the Offer of 867,677 shares shall now mean 1,167,677 shares. All references in the Original Offer to Purchase to the percentage of the total number of our issued and outstanding shares represented by the 600,000 shares that we are offering to purchase in the Offer shall now mean 2.1% of our issued and outstanding shares as of August 2, 2019. All references in the Original Offer to Purchase to the potential participation in the Offer by our directors and executive officers shall be supplemented to reflect that the Moroun Family has advised us that, although no final decision has been made, they may tender up to a total of 600,000 shares that they collectively and beneficially own in the Offer. All references in the Original Offer to Purchase to the total number of shares that Mr. H. E. “Scott” Wolfe may tender pursuant to the Offer shall now mean up to 15,000 shares.
All references in the Original Offer to Purchase to the expiration date or expiration time of the Offer shall now mean 5:00 p.m., Eastern Time, on September 13, 2019, unless the Offer is further extended or withdrawn.
* * * * * *
Except as otherwise set forth in this Supplement, the terms and conditions set forth in the Original Offer to Purchase (as amended) and the Letter of Transmittal are applicable in all respects to the Offer. The information set forth above should be read in conjunction with the Original Offer to Purchase (as amended) and the Letter of Transmittal. Terms defined in the Original Offer to Purchase but not defined in this Supplement have the meanings ascribed to them in the Original Offer to Purchase.
August 27, 2019

The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of the Company or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:
The Depositary for the Offer is:
Computershare Trust Company, N.A.
By First Class Mail:	By Registered Mail or Overnight Courier:
Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 150 Royall St., Suite V Canton, Massachusetts 02021
Delivery of the Letter of Transmittal to an address other than as set forth above will not constitute a valid delivery to the Depositary.
Questions and requests for assistance or for additional copies of this Supplement, the Original Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Banks, Brokers and Shareholders Call Toll-Free:
(800) 932-9864